UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Vanguard Health Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

922036207
(CUSIP Number)

October 1, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Morgan Stanley Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: MSCP III 892 Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Morgan Stanley Dean Witter Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: MSDW IV 892 Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Metalmark Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO, IA

1.	Name of Reporting Persons: Morgan Stanley Capital Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: MSCP III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO, IA

1.	Name of Reporting Persons: Morgan Stanley Capital Partners III, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO, IA

1.	Name of Reporting Persons: Morgan Stanley Dean Witter Capital Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: MSDW Capital Partners IV LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO, IA

1.	Name of Reporting Persons: MSDW Capital Partners IV, Inc
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO, IA

Item 1.	(a). Name of Issuer
Vanguard Health Systems, Inc. (the “Company”)
(b). Address of Issuer's Principal Executive Offices:
20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215
Item 2(a).	Name of Person Filing
See Item 2(b) below.
Item 2(b).	Address of Principal Business Office

The address of the principal business office of Metalmark Capital LLC (“Metalmark”) is:
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

The address of the principal business offices of Morgan Stanley Capital Partners III, L.P. (“MSCP III”), MSCP III 892 Investors, L.P. (“MSCP 892”), Morgan Stanley Capital Investors, L.P. (“MSCI”), MSCP III, LLC (“MSCP LLC”), Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”), Morgan Stanley Dean Witter Capital Partners IV, LP (“MSDW IV”), MSDW IV 892 Investors, LP (“MSDW 892”), Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDW Capital Investors”), MSDW Capital Partners IV LLC (“MSDW Capital Partners”), and MSDW Capital Partners IV, Inc. (“MSDW Inc.”) is:

1585 Broadway
New York, NY 10036

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

This statement is being filed by the Reporting Persons who were a party to the 2011 Stockholders' Agreement of Vanguard Health Systems, Inc., dated as of June 21, 2011, as amended (the “Stockholders Agreement”), in connection with the completion on October 1, 2013 of the previously-announced merger (the “Merger”) of the Company with Orange Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Tenet Healthcare Corporation (“Parent”), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 24, 2013 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company.

Item 2(c).	Citizenship
See item 4 on Cover Pages to this Schedule 13G.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 ("Common Stock")
Item 2(e).	CUSIP Number:
922036207
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a) Amount beneficially owned:
As of October 1, 2013, each of the Reporting Persons may be deemed to be the beneficial owner of the shares listed on such Reporting Person’s cover page.
(b) Percent of class:
See Item 11 on Cover Pages to this Schedule 13G.
(c) Number of Shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote
See Item 5 on Cover Pages to this Schedule 13G.
(ii) Shared power to vote or to direct the vote
See Item 6 on Cover Pages to this Schedule 13G.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 on Cover Pages to this Schedule 13G.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 on Cover Pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
None.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
The Stockholders Agreement, pursuant to which the Reporting Persons may have been deemed part of a “group,” was terminated as a result of the Merger.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

Signature:	/s/ Kenneth F. Clifford
By: Kenneth F. Clifford, as authorized signatory of Metalmark
Signature:	/s/ Kenneth F. Clifford

By:  Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSCP LLC and MSCP, Inc. and for the institutional managing member of the general partner of each MSCP III and MSCP 892

Signature:	/s/ Kenneth F. Clifford

By:  Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSDW Capital Partners and MSDW Inc. and for the institutional managing member of the general partner of each MSDW IV and MSDW 892

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSCI
Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSDW Capital Investors

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement